EXHIBIT 12

DEAN FOODS COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges for the Years Ended December 31, 2009, 2008, 2007, 2006 and 2005

	Year Ended December 31
	2009	2008	2007	2006	2005
Income from continuing operations before income taxes	$379,823	$299,677	$214,469	$455,713	$420,548
Fixed charges:
Interest expense	246,494	308,080	333,202	194,547	160,230
Portion of rentals (33%)	52,800	49,107	44,546	44,099	42,990
Capitalized interest	1,676	2,803	2,012	3,374	3,839

Total fixed charges	300,970	359,990	379,760	242,020	207,059

Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$679,117	$656,864	$592,217	$694,359	$623,768

Ratio of earnings to fixed charges	2.26	1.82	1.56	2.87	3.01